UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 8.01.	Other Events.

Seadrill New Finance Limited – Update on Restructuring Discussions and Proposed Consent Solicitation Launch

Hamilton, Bermuda | July 2, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK:SDRLF) and Seadrill New Finance Limited (the “Issuer”) announce that, further to the announcement made by Seadrill and the Issuer on June 18, 2021, the Issuer and certain of its subsidiaries have today agreed to key commercial terms for a comprehensive restructuring of the Issuer and entered into a restructuring support agreement (“RSA”) with approximately 79 percent in value of the holders of the Issuer’s 12.0% senior secured notes due 2025 (the “Notes”) pursuant to which the parties thereto have agreed to the terms of the restructuring. Under the RSA, the parties have also reached agreement on the terms of a restructuring proposal in relation to the business and assets of SeaMex Ltd (in provisional liquidation) (“SeaMex”), a 50/50 joint venture entered into by one of the Issuer’s subsidiaries, Seadrill JU Newco Bermuda Ltd. Seadrill and the Issuer also announce herein a proposed consent solicitation process to amend certain provisions of the indenture governing the Notes.

Restructuring of the Issuer

The key terms of the restructuring are described in the commercial term sheet exhibited below and include:

•

the release by the holders of the Notes (the “Noteholders”) of all existing guarantees and security and claims with respect to Seadrill and its subsidiaries (excluding the Issuer and its subsidiaries);

•

the Noteholders receiving 65% of pro forma equity in the Issuer, with Seadrill Investment Holding Company (a subsidiary of Seadrill) retaining the remaining 35% of pro forma equity in the Issuer (with voting rights and other detailed arrangements between shareholders to be agreed), which shall effect a separation of the Issuer and its subsidiaries (including the Seabras Sapura assets and SeaMex assets) from the consolidated Seadrill group;

•

the Noteholders will have appointment rights in respect of four out of five of the Issuer’s directors on the board of the restructured Issuer’s group, with the remaining director to be appointed by Seadrill;

•	the Notes will remain in place, on amended terms including:

•	maturity date: July 15, 2026

•	interest: either (a) 9.0%, consisting of (i) 3.00% cash interest plus (ii) 6.00% PIK interest, or (b) 10.0% PIK, in each case payable quarterly

•	call protection: redemption price on or after:

-	July 15, 2021: 105%

-	July 15, 2022: 102%

-	July 15, 2023 and thereafter: 100%

•

the Noteholders will have a first priority right to fund any additional liquidity needs of the Issuer or its affiliates (including working capital support, including up to $15 million of new super senior debt to provide further funding to the SeaMex business if required); and

•

Seadrill will continue to provide management services to the Issuer’s group, and operate the SeaMex assets (with resolution and commercial agreement on payment of historic and go forward management fees). The restructuring of the Issuer may be implemented out of court or through a court supervised process, the latter likely involving a pre-packaged Chapter 11 process.

The Issuer and the consenting Noteholders intend to engage with other Noteholders in order to invite them to execute the RSA and support the restructuring. This will allow those Noteholders who enter into the RSA to participate in the next stage of the restructuring process, and in the event that sufficient Noteholders enter into the RSA, will enable the restructuring to be implemented through an out of court process that should reduce the time and costs that would otherwise be involved in a court supervised process.

Pursuant to the RSA, the consenting Noteholders have also agreed to forbear from exercising enforcement rights or otherwise take actions against the Issuer and any subsidiary of the Issuer which is an obligor under the Notes in respect of certain events of default that may arise under the Notes, including in respect of the Issuer not making the semi-annual cash interest payments due to the Noteholders on January 15, 2021 and July 15, 2021, until the earlier of the completion of the restructuring transactions described therein and termination of the RSA.

As of June 28, 2021 the Issuer’s cash balance was approximately $50.5 million.

SeaMex restructuring

As described in the announcement on June 18, 2021 (the “June 18 Announcement”), John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP (the “JPLs”) were appointed as joint provisional liquidators over SeaMex by an order of the Supreme Court of Bermuda. Furthermore, on June 18, 2021, the joint venture agreement governing the SeaMex joint venture was terminated with immediate effect. Pursuant to the RSA, the parties thereto have agreed to the terms of a restructuring proposal in respect of the business and assets of SeaMex. The key terms of the proposal include:

•	a refinancing of the SeaMex senior secured bank debt by the issuance of new senior secured notes on the terms set out in the commercial term sheet exhibited below (the “New SeaMex Notes”); and

•

an offer to purchase the assets of SeaMex out of provisional liquidation, in exchange for the release of all or substantially all of the subordinated debt owed by SeaMex and certain of its subsidiaries to the Issuer and certain subsidiaries of the Issuer, and a novation of SeaMex’s guarantee of the senior bank debt.

The JPLs are not party to the RSA, and the RSA does not bind the JPLs to accept the proposal. An independent valuation of the SeaMex group has been obtained and the JPLs are conducting an accelerated market testing process in respect of SeaMex, to ensure that any proposed transaction maximises value for creditors as a whole when compared to alternative options that may be capable of implementation.

Further to the June 18 Announcement, certain Noteholders are now the holders of the entire senior secured bank debt borrowed by certain subsidiaries of SeaMex, and the RSA also provides for their support in that capacity, for the restructuring of SeaMex and the Issuer. The Issuer intends to continue to engage in a constructive dialogue with SeaMex’s key customer, Pemex Exploración y Producción (“Pemex”) in relation to the recovery of historic unpaid invoices (including approximately $245 million which have been issued but remain unpaid (Copades)), and potential amendments to the terms of SeaMex’s contracts with Pemex. The existing drilling contracts with Pemex have contract terms until between October 2024 and November 2026 assuming that they run to full term. In the meantime, pursuant to the RSA, the Issuer has obtained the requisite agreement from Noteholders to obtain access to funds in the Issuer’s mandatory offer holding account as may be required to ensure that the SeaMex group has continued access to funding, and is proposing to launch a consent solicitation process to formalise the requisite amendments to the indenture governing the Notes (see further detail below).

Restructuring support agreement

The RSA contains certain covenants on the part of the Issuer and certain of its subsidiaries and the consenting Noteholders, including commitments by the consenting Noteholders to support the restructuring on the terms outlined in the commercial term sheet, and on the parties to negotiate in good faith to finalise the documents and agreements governing the restructuring. The RSA also provides for certain conditions to the obligations of the parties and for termination upon the occurrence of certain events, including without limitation the failure to achieve certain milestones and certain breaches by the parties under the RSA. In particular, the RSA anticipates that the restructuring of the Issuer will be launched by August 6, 2021, and consummated as soon as reasonably practicable thereafter, with a long-stop date of September 30, 2021, in each case unless such dates are otherwise extended by the Issuer and the requisite percentage of Noteholders that are party to the RSA.

Proposed consent solicitation

Seadrill and the Issuer also announce a proposed consent solicitation (the “Consent Solicitation”), to be launched in the near term, to amend certain provisions of the indenture dated as of July 2, 2018 governing the Notes, as amended and supplemented by that certain first supplemental indenture dated as of March 11, 2019 (together, the “Indenture”).

The proposed amendment amends certain terms and covenants of the Indenture to allow the Issuer to use Net Realization Proceeds (as defined in the Indenture) as of the date of the proposed amendment to the Indenture that have not previously been deemed to constitute “Excess Proceeds.” The funds will be used for reorganization expenses of the Issuer and to advance funds by way of loans to SeaMex and its successors and its and their respective subsidiaries to meet their ongoing operating and administrative needs, including operating disbursements, personnel costs, personnel taxes, direct and indirect taxes, debt service and other costs and expenses.

The required majority of Noteholders representing greater than 50% of the aggregate principal amount outstanding have, pursuant to the RSA, agreed to provide consent to the proposed amendment.

Seabras Sapura

Also exhibited below are cleansing materials in relation to Seabras Sapura. Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. The Issuer has a 50% ownership stake in each of these companies, with the remaining 50% interest owned by Sapura Energy Berhad. Seadrill does not undertake any obligation to publicly update the information contained in the cleansing materials to reflect circumstances existing after the date of this release or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the information are shown to be in error.

RSA Accession

Noteholders wishing to accede to the RSA are invited to contact the Issuer’s counsel, Slaughter and May at ProjectParatusSMTeam@SlaughterandMay.com. Subject to Noteholders providing satisfactory evidence of their holdings of Notes and entering into a non-disclosure agreement with the Issuer, Noteholders will be provided with a copy of the RSA and invited to accede as a consenting Noteholder.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Commercial Term Sheet

99.2	Seabras Sapura – Cleansing Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 2, 2021	By:	/s/ Stuart Jackson
	Name:	Stuart Jackson
	Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)